EXHIBIT 99.1

Precision Drilling Corporation Announces 2022 Third Quarter Unaudited Financial Results

CALGARY, Alberta, Oct. 27, 2022 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, gain (loss) on investments and other assets, loss on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Financial Measures and Ratios” later in this news release.

Precision Drilling announces 2022 third quarter financial results and highlights:

  Realized $429 million of revenue during the quarter, an increase of 69% over the same period last year and 32% compared to the previous quarter.
  Increased North American drilling activity by 27% compared to the third quarter of 2021 and achieved average day rates of US$27,847 in the U.S. and $26,927 in Canada.
  Achieved Adjusted EBITDA (see “FINANCIAL MEASURES AND RATIOS”) of $120 million, a 163% increase from $45 million in the prior year quarter as we continue to maximize our operating leverage in a growing activity environment. Adjusted EBITDA included $6 million of share-based compensation charges and $4 million of non-recurring costs associated with the High Arctic Energy Services Inc. (High Arctic) transaction, severance costs and mobilization of a drilling rig from the U.S. to Canada.
  Generated net earnings of $31 million or $2.26 per share compared with a net loss of $38 million or $2.86 per share in third quarter of 2021.
  Continued to scale our Alpha™ technologies across our Super Triple rig fleet, increasing our Alpha™ revenue over 50% compared to the same period last year.
  Strengthened our contract book with 23 additions, bringing our year-to-date total to 61 term contracts.
  Successfully integrated the acquired well servicing business and associated rental assets of High Arctic. During the quarter, the Completion and Production Services segment generated revenue of $57 million and Adjusted EBITDA of $15 million, representing increases of 101% and 170%, respectively, from the prior year’s third quarter.
  Generated cash and funds from operations (see “FINANCIAL MEASURES AND RATIOS”) of $8 million and $81 million, respectively, as compared with $22 million and $34 million in the third quarter of 2021.
  Repurchased and cancelled 69,599 common shares for $5 million under our Normal Course Issuer Bid (NCIB).
  Ended the quarter with $40 million of cash, US$141 million drawn on our Senior Credit Facility and more than $540 million of available liquidity. We remain on track to reduce our debt by $75 million in 2022.
  Increased our capital spending plan from $149 million to $165 million in response to higher drilling and service activity and expected customer contracted upgrades on over 30 drilling rigs in 2022.
  Subsequent to September 30, 2022, we were awarded four five-year drilling contracts in the Middle East that will increase our active rig count in the region to eight rigs by the middle of 2023.

Precision’s President and CEO, Kevin Neveu, stated:

“I am very pleased to see Precision’s financial performance return to profitability as the recovery in customer demand continues to gain momentum and now spans all geographies and services we provide. During the quarter, we delivered net earnings of $2.26 per share, which were positive for the first time since 2019. Revenue and Adjusted EBITDA increased an impressive 32% and 87%, respectively, from the second quarter and 69% and 163% compared to the third quarter of last year. Our improved financial performance demonstrates our operational leverage and is a function of improved utilization, record drilling day rates, Alpha™ and EverGreen™ growth, and a continued intense focus on cost control. With strong demand for our services, tight rig supply and pricing momentum on leading-edge day rates, we expect fleet average day rates and operating margins to continue trending upward well into 2023.

“Precision’s drilling activity continues to increase in North America as our customers remain committed to their drilling plans, despite volatility in oil and natural gas prices. In the U.S., we averaged 57 active drilling rigs during the third quarter and are currently operating 61 rigs, a 20% increase from the beginning of the year. Demand for our Super Triple rigs continues to grow as customers recognize our fleet’s performance and efficiency and want to ensure their preferred rigs are available for 2023 capital budget deployments.

“In Canada, we averaged 59 active rigs during the third quarter, which represents a 16% increase over the same period last year. We currently have 73 active rigs, our highest activity level for 2022. During the quarter, we mobilized an additional Super Triple rig from Colorado to Alberta that will be working under a long-term contract for a customer with multiple Precision rigs drilling LNG Canada-related projects. We are currently sold out of our Super Triple rigs and expect our pad Super Single rig fleet to be fully utilized as recently upgraded rigs return to the field.

“Internationally, the drilling activity outlook is improving as well. We currently have six rigs active and expect this to increase to at least eight by the middle of 2023 following a recent successful tender process in Kuwait where Precision was awarded four five-year contracts, increasing our active rig count from three rigs to five. Combined with the three recent contract extensions in Saudi Arabia, Precision will have eight Middle East rigs under long-term contracts, representing approximately $820 million (US$600 million) of contracted revenue going forward that will stretch into 2028.

“We completed our well servicing acquisition in late July and integration efforts have exceeded expectations, as we aligned key operational processes and generated significant synergies. In the third quarter, our well servicing hours increased 62% from the prior year quarter, with only a two-month contribution from the acquired assets. The combined operations helped drive the highest quarterly Adjusted EBITDA for our Completion and Production Services segment since the fourth quarter of 2018. During the third quarter, we realized annual run-rate cost synergies of over $3 million and expect to substantially achieve our $5 million target by early next year. In addition, we fully expect to realize significant revenue synergies from the combined operations of the business.

"We remain focused on debt reduction and shareholder returns and are on track to meet our 2022 debt reduction goal of $75 million, while allocating 10% to 20% of free cash flow toward share repurchases. With no senior note maturities until 2026 and over $540 million of available liquidity, our balance sheet remains in excellent shape to support our business activities and allow for further deleveraging through cash flow over the coming quarters.

“We are proving our ability to differentiate Precision's Super Series rigs from our competitors with our Alpha™ digital technologies and EverGreen™ suite of environmental solutions. Over 90% of our 60 Alpha™ rigs are earning incremental revenue, which helped drive day rate and margin performance in the quarter. We expect these contributions to increase as customer demand is high for consistent, predictable, and optimized drilling and we continue to equip more of our Super Triple rig fleet with Alpha™. We plan to have a total of 70 Alpha™ Super Triple rigs by year end with the remaining rigs in our Super Triple fleet to be converted early in 2024, nearly one year ahead of our long-term plan.

“Our EverGreen™ suite of environmental solutions offers customers products and applications to measure and reduce their greenhouse gas (GHG) emissions during drilling operations. To date, we have successfully deployed five hybrid battery storage, natural gas and low emission power generating systems, which reduce emissions and fuel costs, helping our customers achieve their GHG reduction targets while improving well economics.

“Since mid 2020, Precision’s financial results have been gaining momentum and while we are mindful of a possible economic recession, we expect this momentum to continue as industry fundamentals provide a promising backdrop for our business. Low oil and natural gas inventories, elevated commodity prices and a tight rig market all support day rates and margins moving higher. I would like to thank our shareholders for their continued support and the team at Precision for their hard work and dedication,” concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2022	2021	% Change	2022	2021	% Change
Revenue	429,335	253,813	69.2	1,106,690	691,645	60.0
Adjusted EBITDA(1)	119,561	45,408	163.3	220,515	128,891	71.1
Net earnings (loss)	30,679	(38,032)	(180.7)	(37,776)	(150,050)	(74.8)
Cash provided by (used in) operations	8,142	21,871	(62.8)	78,022	79,512	(1.9)
Funds provided by operations(1)	81,327	33,525	142.6	171,655	89,562	91.7

Cash used in investing activities	31,711	17,524	81.0	98,836	37,588	162.9
Capital spending by spend category(1)
Expansion and upgrade	25,461	5,998	324.5	50,606	15,881	218.7
Maintenance and infrastructure	25,642	13,502	89.9	76,335	32,310	136.3
Proceeds on sale	(22,337)	(4,476)	399.0	(32,033)	(10,390)	208.3
Net capital spending(1)	28,766	15,024	91.5	94,908	37,801	151.1

Net earnings (loss) per share:
Basic	2.26	(2.86)	(179.0)	(2.79)	(11.27)	(75.2)
Diluted	2.03	(2.86)	(171.0)	(2.79)	(11.27)	(75.2)

(1) See “FINANCIAL MEASURES AND RATIOS.”

Operating Highlights

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2021	% Change	2022	2021	% Change
Contract drilling rig fleet	225	227	(0.9)	225	227	(0.9)
Drilling rig utilization days:
U.S.	5,287	3,785	39.7	14,914	10,315	44.6
Canada	5,432	4,648	16.9	14,461	10,963	31.9
International	552	552	-	1,638	1,638	-
Revenue per utilization day:
U.S. (US$)	27,847	20,331	37.0	25,864	20,904	23.7
Canada (Cdn$)	26,927	19,427	38.6	25,843	20,295	27.3
International (US$)	50,216	52,277	(3.9)	51,687	53,095	(2.7)
Operating cost per utilization day:
U.S. (US$)	18,220	15,120	20.5	18,484	14,639	26.3
Canada (Cdn$)	16,893	13,189	28.1	16,803	13,204	27.3

Service rig fleet	135	123	9.8	135	123	9.8
Service rig operating hours	52,340	32,244	62.3	120,994	93,777	29.0

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	September 30, 2022	December 31, 2021
Working capital(1)	152,289	81,637
Cash	40,048	40,588
Long-term debt	1,241,099	1,106,794
Total long-term financial liabilities	1,335,754	1,185,858
Total assets	2,927,384	2,661,752
Long-term debt to long-term debt plus equity ratio (1)	0.50	0.47

(1) See “FINANCIAL MEASURES AND RATIOS.”

Summary for the three months ended September 30, 2022:

  Revenue for the quarter was $429 million, 69% higher than in 2021, due to increased North American drilling and service activity and day rates.
  Adjusted EBITDA for the quarter was $120 million, $74 million higher than 2021. Our Adjusted EBITDA for the quarter included $6 million of share-based compensation charges and approximately $4 million of non-recurring costs associated with the High Arctic transaction, severance costs, and mobilization of a drilling rig from the U.S. to Canada. Please refer to “Other Items” later in this news release for additional information on our share-based compensation charges.
  Adjusted EBITDA as a percentage of revenue (see “FINANCIAL MEASURES AND RATIOS”) was 28% as compared with 18% in 2021, demonstrating our ability to maximize our operating leverage in a growing activity environment.
  General and administrative expenses this quarter were $25 million, $1 million higher than in 2021 due to increased labor and personnel costs, non-recurring well servicing acquisition costs and lower CEWS program assistance, offset by lower share-based compensation charges.
  Net finance charges for the quarter were $23 million, an increase of $2 million from 2021 due to higher variable interest rates on our Senior Credit Facility and the impact of higher foreign exchange rates on our U.S. denominated long-term debt.
  In the U.S., revenue per utilization day was US$27,847 compared with US$20,331 in 2021, an increase of 37% and was primarily the result of higher contracted day rates, impact of Alpha™ and EverGreen™ revenue and improved operating cost recoveries. During the third quarter, we recognized revenue from idle but contracted rigs and turnkey projects of US$1 million and nil, respectively, as compared with nil in 2021. Revenue per utilization day in the quarter excluding the impact of idle but contracted rig revenue was US$27,682, compared to US$20,331 in the prior year, an increase of US$7,351. On a sequential basis, revenue per utilization day, excluding idle but contract rigs and turnkey revenue, increased approximately US$4,092.
  Our U.S. operating costs on a per day basis increased to US$18,220, compared with US$15,120 in 2021, due to increased rig operating expenses, repairs and maintenance and higher costs that pass through to our customers. Our U.S. operating costs included rig reactivations charges totaling US$2 million. Sequentially, excluding the impact of turnkey activity, our operating costs per day increased approximately US$1,522.
  In Canada, average revenue per utilization day for contract drilling for the quarter was $26,927 compared with $19,427 in 2021, an increase of 39% and was the result of higher day rates and increased labor and cost recoveries.
  Our Canadian operating costs on a per day basis increased to $16,893, compared with $13,189 in 2021 due to industry-wide wage increases, higher repairs and maintenance expense and lower CEWS program assistance. During the third quarter of 2021, we recognized $5 million of CEWS program assistance.
  Completion and Production Services third quarter revenue and Adjusted EBITDA was $57 million and $15 million, respectively, compared with $28 million and $5 million in 2021. Our improved results were supported by higher service rates and operating hours, the impact of the High Arctic asset acquisition, partially offset by lower CEWS program assistance as we recognized $1 million of assistance in 2021.
  We realized third quarter revenue from international contract drilling of US$28 million, largely consistent with 2021, as activity and day rates remained constant.
  Third quarter cash provided by operations was $8 million as compared with $22 million in 2021. Our lower cash generation during the quarter was primarily due to the timing of long-term debt interest payments resulting from our unsecured senior notes issuance in 2021. We generated $81 million of funds from operations as compared with $34 million in 2021. Our increased activity and day rates, operational leverage and lower share-based compensation charges, partially offset by the timing of long-term debt interest payments, contributed to our higher funds from operations for the quarter.
  Capital expenditures were $51 million as compared with $20 million in 2021. Capital spending by spend category (see “FINANCIAL MEASURES AND RATIOS”) included $25 million for expansion and upgrades and $26 million for the maintenance of existing assets and infrastructure.
  Generated $22 million of proceeds from the sale of non-core assets; including certain real estate and facilities located in Alberta and Texas and the receipt of insurance proceeds from our second quarter well control event.
  We ended the quarter with $40 million of cash and more than $540 million of available liquidity.
  We repurchased and cancelled 69,599 common shares for $5 million under our NCIB.
  We successfully integrated the well servicing business and associated rental assets acquired from High Arctic, adding 80 service rigs to our fleet along with related rental assets, ancillary support equipment, inventories, spares and six additional operating facilities in key operating basins.

Summary for the nine months ended September 30, 2022:

  Revenue for the first nine months of 2022 was $1,107 million, an increase of 60% from 2021.
  Adjusted EBITDA for the period was $221 million as compared with $129 million in 2021. Our higher Adjusted EBITDA was attributable to higher activity and day rates, partially offset by higher share-based compensation charges, the impact of the second quarter well control event and lower CEWS program assistance. Our 2021 Adjusted EBITDA was positively impacted by $24 million of CEWS program assistance.
  General and administrative costs were $102 million, an increase of $25 million from 2021 primarily due to increased personnel costs, higher share-based compensation charges and lower CEWS program assistance.
  Net finance charges were $64 million, a decrease of $6 million from 2021 due to lower debt issue costs. In 2021, we accelerated the amortization of issue costs associated with fully redeemed unsecured senior notes.
  Cash provided by operations was $78 million as compared with $80 million in 2021. Funds provided by operations in 2022 were $172 million, an increase of $82 million from the comparative period.
  Capital expenditures were $127 million in 2022, an increase of $79 million from 2021. Capital spending by spend category included $51 million for expansion and upgrades and $76 million for the maintenance of existing assets and infrastructure.
  Year-to-date, we have borrowed US$23 million on our Senior Credit Facility and repurchased and cancelled 130,395 common shares for $10 million under our NCIB.

STRATEGY

Precision’s strategic priorities for 2022 are as follows:

  Grow revenue through scaling Alpha™ technologies and EverGreen™ suite of environmental solutions across Precision's Super Series rig fleet and further competitive differentiation through ESG initiatives – Utilization of our Alpha™ technologies continues to grow and generate incremental revenue. During the quarter, revenue from our Alpha™ technologies grew 56% compared with the third quarter of 2021 as our total paid days for AlphaAutomation™ increased by 56%, consistent with our year-to-date increase of 55%. We currently have 60 AC Super Triple rigs equipped with Alpha™ and over 90% are generating incremental revenue as customers see the value in our technology. Our plan is to have a total of 70 rigs converted by year end, and the entire fleet of Super Triple rigs converted by early 2024. We continue to scale our EverGreen™ suite of environmental solutions, which will further differentiate us from our competitors and drive additional revenue growth. As of October 26, 2022, we had five commercial, field-deployed, EverGreen™ Battery Energy Storage Systems with two additional systems scheduled for installation by year end. In addition, we had 13 EverGreen™ Integrated Power & Emissions Monitoring Systems deployed and anticipate ending the year with 15 systems installed.
  Grow free cash flow by maximizing operating leverage as demand for our High Performance, High Value services continues to rebound – During the third quarter of 2022, we generated cash and funds from operations of $8 million and $81 million, respectively. Our third quarter active rig count was up 39% in the U.S. and 16% in Canada compared to the same period last year, while our daily operating margins (average revenue less operating costs per utilization day) also improved despite continued industry-wide inflationary pressure. With the tightening of available Super Series rigs, we expect to realize further pricing increases in the U.S. and Canada as expiring contracts are renewed or extended. On July 27, 2022, we acquired High Arctic’s well servicing business and associated rental assets, increasing our well servicing hours 62% from the prior year’s third quarter and driving the highest quarterly Adjusted EBITDA from our Completion and Production Services segment since the fourth quarter of 2018.
  Utilize free cash flow to continue strengthening our balance sheet while investing in our people, equipment and returning capital to shareholders – We continue to target $75 million of long-term debt reduction for 2022 and our longer-term debt reduction goals of $400 million between 2022 and 2025 and Net Debt to Adjusted EBITDA (see “FINANCIAL MEASURES AND RATIOS”) of less than 1.5 times by 2025. During the quarter, our reinvestment into our drilling fleet included $51 million of capital expenditures and we generated $22 million of cash proceeds from the divestiture of non-core assets. In 2022, we have drawn approximately US$23 million on our Senior Credit Facility to fund our increased cash demands as our respective drilling and service activity increased 26% and 72% from the second quarter of 2022. Through share repurchases under our NCIB, we have returned $10 million of capital to shareholders this year.

OUTLOOK

The rebound of global energy demand and the impact of a multi-year period of underinvestment in upstream oil and natural gas has resulted in reduced inventories of oil and natural gas and higher commodity prices, providing a supportive outlook for the oilfield services industry. The war in Ukraine and sanctions on Russian hydrocarbons have exacerbated the challenged supply situation and many importing countries are looking toward North America and the Middle East to fill the supply gap from exports of crude oil and natural gas through the global Liquified Natural Gas (LNG) market. Constrained natural gas production levels and low natural gas storage volumes have resulted in North American natural gas prices strengthening in the last year. With U.S. LNG exports growing as countries look to displace Russian natural gas and various Canadian LNG projects to come online in 2025, we anticipate a sustained period of elevated natural gas drilling activity.

At current commodity price levels, we anticipate higher demand for our services and improved fleet utilization as customers seek to maintain production levels and replenish inventories, as drilled but uncompleted wells have been depleted over the past several years. However, broad economic concerns exist with respect to recession risk, rising interest rates and geopolitical instability. These concerns may negatively impact customer spending plans.

With North American industry activity expected to further increase into 2023, we anticipate near full utilization in the high specification rig market with customers seeking term contracts to secure rigs and ensure fulfilment of their development programs. Accordingly, the tightening of available high specification rigs is expected to drive higher day rates and necessitate customer funded rig upgrades.

Interest in our EverGreen™ suite of environmental solutions continues to gain momentum as customers seek meaningful solutions to achieve their emission reduction targets and improve their well economics. We expect our growing suite of Alpha™ technologies paired with our EverGreen™ suite of environmental solutions to be key competitive differentiators as our predictable and repeatable drilling results deliver exceptional value to our customers by reducing risks, well construction costs and carbon footprint.

The outlook for our Precision Well Servicing business remains positive with strong commodity prices supporting maintenance and completion activity. We successfully acquired and integrated the High Arctic well servicing assets and associated rental business early in the third quarter. By leveraging our existing platform and continuing our strict focus on cost control, we have realized annual run-rate cost synergies of over $3 million and expect to achieve the vast majority of our $5 million target by early next year. Additionally, support from both federal and provincial governments has increased well abandonment and rehabilitation projects.

In October, we announced the addition of Lori A. Lancaster to our Board of Directors. With over 25 years of experience as a strategic and financial advisor to the global natural resources sector and having served as a board member of publicly traded companies within the energy sector, we believe Ms. Lancaster's extensive knowledge and experience will enhance our existing Board of Directors.

Contracts

Year-to-date in 2022, we have entered into 61 term contracts and 23 new contracts since the end of the second quarter of 2022. The following chart outlines the average number of drilling rigs under contract by quarter as of October 26, 2022. For those quarters ending after September 30, 2022, this chart represents the minimum number of long-term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional contracts.

	Average for the quarter ended 2021				Average for the quarter ended 2022
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of October 26, 2022:
U.S.	21	24	22	24	27	29	31	36
Canada	6	6	7	7	6	8	10	15
International	6	6	6	6	6	6	6	4
Total	33	36	35	37	39	43	47	55

The following chart outlines the average number of drilling rigs that we had under contract for 2021 and the average number of rigs we have under contract as of October 26, 2022.

	Average for the year ended
	2021	2022	2023
Average rigs under term contract as of October 26, 2022:
U.S.	23	31	18
Canada	7	10	14
International[1]	6	5	3
Total	36	46	35

(1) Does not include Kuwait contracts awarded subsequent to September 30, 2022.

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2021				Average for the quarter ended 2022
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30
Average Precision active rig count:
U.S.	33	39	41	45	51	55	57
Canada	42	27	51	52	63	37	59
International	6	6	6	6	6	6	6
Total	81	72	98	103	120	98	122

According to industry sources, as at October 26, 2022, the U.S. active land drilling rig count has increased 43% from the same point last year while the Canadian active land drilling rig count has increased by 28%. To date in 2022, approximately 79% of the U.S. industry’s active rigs and 63% of the Canadian industry’s active rigs were drilling for oil targets, compared with 80% for the U.S. and 54% for Canada at the same time last year.

Capital Spending and Free Cash Flow Allocation

We increased our capital spending plan to reflect higher maintenance capital from our increasing activity, strategic purchase of drill pipe and customer funded rig upgrades. Capital spending in 2022 is expected to be $165 million and by spend category includes $96 million for sustaining, infrastructure and intangibles and $69 million for expansion and upgrades. We expect the $165 million will be split $157 million in the Contract Drilling Services segment, $5 million in the Completion and Production Services segment and $3 million to the Corporate segment. At September 30, 2022, Precision had capital commitments of $163 million with payments expected through 2024.

Our debt reduction plans continue with the goal of repaying $75 million in 2022 and over $400 million of debt over the next four years and reaching a sustained Net Debt to Adjusted EBITDA ratio of below 1.5 times. At the end of 2025, we expect to have reduced debt by well over $1 billion since 2018. In addition to our debt reduction target through 2025, we plan to allocate 10% to 20% of free cash flow before debt principal repayments toward the return of capital to shareholders.

SEGMENTED FINANCIAL RESULTS

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2022	2021	% Change	2022	2021	% Change
Revenue:
Contract Drilling Services	374,465	226,957	65.0	982,909	613,032	60.3
Completion and Production Services	56,642	28,143	101.3	127,921	81,354	57.2
Inter-segment eliminations	(1,772)	(1,287)	37.7	(4,140)	(2,741)	51.0
	429,335	253,813	69.2	1,106,690	691,645	60.0
Adjusted EBITDA:(1)
Contract Drilling Services	118,599	55,384	114.1	260,202	163,118	59.5
Completion and Production Services	14,788	5,479	169.9	26,166	17,533	49.2
Corporate and Other	(13,826)	(15,455)	(10.5)	(65,853)	(51,760)	27.2
	119,561	45,408	163.3	220,515	128,891	71.1

(1) See “FINANCIAL MEASURES AND RATIOS.”

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2022	2021	% Change	2022	2021	% Change
Revenue	374,465	226,957	65.0	982,909	613,032	60.3
Expenses:
Operating	246,442	164,521	49.8	692,169	429,036	61.3
General and administrative	9,424	7,052	33.6	30,538	20,878	46.3
Adjusted EBITDA(1)	118,599	55,384	114.1	260,202	163,118	59.5
Adjusted EBITDA as a percentage of revenue(1)	31.7%	24.4%		26.5%	26.6%

(1) See “FINANCIAL MEASURES AND RATIOS.”

United States onshore drilling statistics:(1)	2022		2021
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	51	603	33	378
June 30	55	687	39	437
September 30	57	746	41	485
Year to date average	54	679	38	433

(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2022		2021
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	63	205	42	145
June 30	37	113	27	72
September 30	59	199	51	151
Year to date average	53	172	40	123

(1) Canadian operations only.
(2) Baker Hughes rig counts.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2022	2021	% Change	2022	2021
Revenue	56,642	28,143	101.3	127,921	81,354	57.2
Expenses:
Operating	40,198	21,188	89.7	96,365	59,703	61.4
General and administrative	1,656	1,476	12.2	5,390	4,118	30.9
Adjusted EBITDA(1)	14,788	5,479	169.9	26,166	17,533	49.2
Adjusted EBITDA as a percentage of revenue(1)	26.1%	19.5%		20.5%	21.6%
Well servicing statistics:
Number of service rigs (end of period)	135	123	9.8	135	123	9.8
Service rig operating hours	52,340	32,244	62.3	120,994	93,777	29.0
Service rig operating hour utilization	47%	28%		43%	28%

(1) See “FINANCIAL MEASURES AND RATIOS.”

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA of $14 million as compared with $15 million in the third quarter of 2021. Our Adjusted EBITDA was positively impacted by decreased share-based compensation costs, partially offset by lower CEWS program assistance.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2021 Annual Report.

A summary of amounts expensed under these plans during the reporting periods are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2022	2021	2022	2021
Cash settled share-based incentive plans	5,543	11,839	57,802	46,537
Equity settled share-based incentive plans:
Executive PSU	—	1,468	407	3,639
Share option plan	—	34	20	199
Total share-based incentive compensation plan expense	5,543	13,341	58,229	50,375

Allocated:
Operating	1,922	3,272	14,694	11,437
General and Administrative	3,621	10,069	43,535	38,938
	5,543	13,341	58,229	50,375

Cash settled share-based compensation expense for the quarter was $6 million as compared with $12 million in 2021. The decreased expense in 2022 was primarily due to our lower sequential quarter share price. Our equity settled share-based compensation expense for the third quarter of 2022 was nil as our Executive PSUs and share options fully vested in the first quarter of 2022.

As at September 30, 2022, the majority of our share-based compensation plans were classified as cash-settled and will be impacted by changes in our share price. Although accounted for as cash-settled, Precision retains the ability to settle certain vested units in common shares at its discretion.

Finance Charges

Third quarter net finance charges were $23 million as compared with $21 million in 2021. The increased finance charges were primarily due to higher variable interest rates on our Senior and Real Estate Credit Facilities and the impact of higher foreign exchange rates on our U.S. denominated long-term debt. Interest charges on our U.S. denominated long-term debt in the third quarter were US$16 million ($20 million) as compared with US$15 million ($19 million) in 2021.

Income Tax

Income tax expense for the quarter was $6 million as compared with a $4 million recovery in 2021. The higher income tax expense for the quarter was the result of our positive earnings. During the third quarter, we did not recognize deferred tax assets on certain Canadian and international operating losses.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Amount	Availability	Used for	Maturity
Senior credit facility (secured)
US$500 million(1) (extendible, revolving term credit facility with US$300 million accordion feature)	US$141 million drawn and US$32 million in outstanding letters of credit	General corporate purposes	June 18, 2025(1)
Real estate credit facilities (secured)
US$9 million	Fully drawn	General corporate purposes	November 19, 2025
$18 million	Fully drawn	General corporate purposes	March 16, 2026
Operating facilities (secured)
$40 million	Undrawn, except $8 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$18 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$348 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029

(1) US$53 million expires on November 21, 2023.

At September 30, 2022, we had $1,259 million outstanding under our Senior Credit Facility, Real Estate Credit Facilities and unsecured senior notes as compared with $1,126 million at December 31, 2021. The weakening of the Canadian dollar resulted in $106 million of additional stated debt at September 30, 2022.

The current blended cash interest cost of our debt is approximately 6.9%.

Covenants

At September 30, 2022, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facilities.

	Covenant	At September 30, 2022
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	0.72
Consolidated covenant EBITDA to consolidated interest expense	> 2.25	3.76
Real Estate Credit Facilities
Consolidated covenant EBITDA to consolidated interest expense	> 2.25	3.76

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Average shares outstanding

The following tables reconcile the net earnings (loss) and weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2022	2021	2022	2021
Net earnings (loss) – basic	30,679	(38,032)	(37,776)	(150,050)
Expense adjustment to equity compensation plans, net of tax	(94)	—	—	—
Net earnings (loss) – diluted	30,585	(38,032)	(37,776)	(150,050)

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands)	2022	2021	2022	2021
Weighted average shares outstanding – basic	13,580	13,304	13,549	13,319
Effect of stock options and other equity compensation plans	1,464	—	—	—
Weighted average shares outstanding – diluted	15,044	13,304	13,549	13,319

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2021	2022
Quarters ended	December 31	March 31	June 30	September 30
Revenue	295,202	351,339	326,016	429,335
Adjusted EBITDA(1)	63,881	36,855	64,099	119,561
Net earnings (loss)	(27,336)	(43,844)	(24,611)	30,679
Net earnings (loss) per basic share	(2.05)	(3.25)	(1.81)	2.26
Net earnings (loss) per diluted share	(2.05)	(3.25)	(1.81)	2.03
Funds provided by operations(1)	62,681	29,955	60,373	81,327
Cash provided by (used in) operations	59,713	(65,294)	135,174	8,142

(Stated in thousands of Canadian dollars, except per share amounts)	2020	2021
Quarters ended	December 31	March 31	June 30	September 30
Revenue	201,688	236,473	201,359	253,813
Adjusted EBITDA(1)	55,263	54,539	28,944	45,408
Net loss	(37,518)	(36,106)	(75,912)	(38,032)
Net loss per basic and diluted share	(2.74)	(2.70)	(5.71)	(2.86)
Funds provided by operations(1)	35,282	43,430	12,607	33,525
Cash provided by operations	4,737	15,422	42,219	21,871

(1) See “FINANCIAL MEASURES AND RATIOS.”

FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures
We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA	We believe Adjusted EBITDA (earnings before income taxes, gain (loss) on investments and other assets, loss on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Earnings (Loss) and our reportable operating segment disclosures, is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings (loss).

Funds Provided by (Used in) Operations	We believe funds provided by (used in) operations, as reported in our Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.

Net Capital Spending	We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2022	2021	2022	2021
Capital spending by spend category
Expansion and upgrade	25,461	5,998	50,606	15,881
Maintenance and infrastructure	25,642	13,502	76,335	32,310
	51,103	19,500	126,941	48,191
Proceeds on sale of property, plant and equipment	(22,337)	(4,476)	(32,033)	(10,390)
Net capital spending	28,766	15,024	94,908	37,801
Business acquisitions	10,200	—	10,200	—
Purchase of investments and other assets	73	3,000	609	3,000
Changes in non-cash working capital balances	(7,328)	(500)	(6,881)	(3,213)
Cash used in investing activities	31,711	17,524	98,836	37,588

Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	At September 30,	At December 31,
(Stated in thousands of Canadian dollars)	2022	2021
Current assets	489,584	319,757
Current liabilities	337,295	238,120
Working capital	152,289	81,637

Non-GAAP Ratios
We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Earnings (Loss), provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Long-term debt to long-term debt plus equity	We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total shareholders’ equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication to our debt leverage.

Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication to the number of years it would take for us to repay our debt obligations.

Supplementary Financial Measures
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2022;
  our capital expenditures, free cash flow allocation and debt reduction plan for 2022;
  anticipated activity levels, demand for our drilling rigs, day rates and margins in 2022;
  the average number of term contracts in place for 2022;
  customer adoption of Alpha™ technologies and EverGreen™ suite of environmental solutions;
  anticipated timing and amount of costs savings from acquired well servicing and rental assets;
  potential commercial opportunities and rig contract renewals;
  our future debt reduction plans beyond 2022; and
  anticipated timing and amounts of insurance recoveries.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the success of our response to the COVID-19 global pandemic;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  the success of vaccinations for COVID-19 worldwide;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2021, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	September 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash	$40,048	$40,588
Accounts receivable	419,217	255,740
Inventory	30,319	23,429
Total current assets	489,584	319,757
Non-current assets:
Income tax recoverable	1,633	—
Deferred tax assets	786	867
Right-of-use assets	59,517	51,440
Property, plant and equipment	2,343,526	2,258,391
Intangibles	20,609	23,915
Investments and other assets	11,729	7,382
Total non-current assets	2,437,800	2,341,995
Total assets	$2,927,384	$2,661,752

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$320,349	$224,123
Income taxes payable	1,407	839
Current portion of lease obligations	13,233	10,935
Current portion of long-term debt	2,306	2,223
Total current liabilities	337,295	238,120

Non-current liabilities:
Share-based compensation	34,886	26,728
Provisions and other	7,410	6,513
Lease obligations	52,359	45,823
Long-term debt	1,241,099	1,106,794
Deferred tax liabilities	21,539	12,219
Total non-current liabilities	1,357,293	1,198,077
Shareholders’ equity:
Shareholders’ capital	2,294,360	2,281,444
Contributed surplus	74,057	76,311
Deficit	(1,304,756)	(1,266,980)
Accumulated other comprehensive income	169,135	134,780
Total shareholders’ equity	1,232,796	1,225,555
Total liabilities and shareholders’ equity	$2,927,384	$2,661,752

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET LOSS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2022	2021	2022	2021

Revenue	$429,335	$253,813	$1,106,690	$691,645
Expenses:
Operating	284,868	184,422	784,394	485,998
General and administrative	24,906	23,983	101,781	76,756
Earnings before income taxes, gain on investments and other assets, loss on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	119,561	45,408	220,515	128,891
Depreciation and amortization	69,448	69,431	207,662	211,148
Gain on asset disposals	(8,238)	(3,261)	(22,152)	(6,224)
Foreign exchange	1,344	464	1,362	104
Finance charges	22,521	20,639	64,294	70,783
Loss on repurchase of unsecured senior notes	—	—	—	9,520
Gain on investments and other assets	(2,515)	(327)	(3,738)	(327)
Earnings (loss) before income taxes	37,001	(41,538)	(26,913)	(156,113)
Income taxes:
Current	958	890	2,563	2,462
Deferred	5,364	(4,396)	8,300	(8,525)
	6,322	(3,506)	10,863	(6,063)
Net earnings (loss)	$30,679	$(38,032)	$(37,776)	$(150,050)
Net earnings (loss) per share:
Basic	$2.26	$(2.86)	$(2.79)	$(11.27)
Diluted	$2.03	$(2.86)	$(2.79)	$(11.27)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2022	2021	2022	2021
Net earnings (loss)	$30,679	$(38,032)	$(37,776)	$(150,050)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	111,811	33,364	139,478	(9,182)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	(84,060)	(24,544)	(105,123)	6,995
Comprehensive income (loss)	$58,430	$(29,212)	$(3,421)	$(152,237)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2022	2021	2022	2021
Cash provided by (used in):
Operations:
Net earnings (loss)	$30,679	$(38,032)	$(37,776)	$(150,050)
Adjustments for:
Long-term compensation plans	411	7,887	34,847	28,688
Depreciation and amortization	69,448	69,431	207,662	211,148
Gain on asset disposals	(8,238)	(3,261)	(22,152)	(6,224)
Foreign exchange	773	415	924	1,437
Finance charges	22,521	20,639	64,294	70,783
Income taxes	6,322	(3,506)	10,863	(6,063)
Other	(2)	2	273	(562)
Gain on investments and other assets	(2,515)	(327)	(3,738)	(327)
Loss on repurchase of unsecured senior notes	—	—	—	9,520
Income taxes paid	(220)	(1,134)	(3,023)	(5,200)
Income taxes recovered	10	44	10	47
Interest paid	(38,005)	(18,804)	(80,706)	(63,982)
Interest received	143	171	177	347
Funds provided by operations	81,327	33,525	171,655	89,562
Changes in non-cash working capital balances	(73,185)	(11,654)	(93,633)	(10,050)
	8,142	21,871	78,022	79,512
Investments:
Purchase of property, plant and equipment	(51,103)	(19,500)	(126,941)	(48,191)
Proceeds on sale of property, plant and equipment	22,337	4,476	32,033	10,390
Business acquisitions	(10,200)	—	(10,200)	—
Purchase of investments and other assets	(73)	(3,000)	(609)	(3,000)
Changes in non-cash working capital balances	7,328	500	6,881	3,213
	(31,711)	(17,524)	(98,836)	(37,588)
Financing:
Issuance of long-term debt	50,360	—	144,889	696,341
Repayments of long-term debt	(34,475)	(8,209)	(118,586)	(769,668)
Repurchase of share capital	(5,010)	—	(10,010)	(4,294)
Issuance of common shares on the exercise of options	—	—	6,162	—
Debt issuance costs	—	344	—	(9,450)
Debt amendment fees	—	(3)	—	(913)
Lease payments	(1,777)	(1,633)	(5,186)	(4,963)
Changes in non-cash working capital balances	—	(1,829)	—	—
	9,098	(11,330)	17,269	(92,947)
Effect of exchange rate changes on cash	2,878	642	3,005	(653)
Decrease in cash	(11,593)	(6,341)	(540)	(51,676)
Cash, beginning of period	51,641	63,437	40,588	108,772
Cash, end of period	$40,048	$57,096	$40,048	$57,096

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2022	$2,281,444	$76,311	$134,780	$(1,266,980)	$1,225,555
Net loss for the period	—	—	—	(37,776)	(37,776)
Other comprehensive income for the period	—	—	34,355	—	34,355
Share options exercised	8,843	(2,681)	—	—	6,162
Share repurchases	(10,010)	—	—	—	(10,010)
Share-based compensation reclassification	14,083	(219)	—	—	13,864
Share-based compensation expense	—	646	—	—	646
Balance at September 30, 2022	$2,294,360	$74,057	$169,135	$(1,304,756)	$1,232,796

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2021	$2,285,738	$72,915	$137,581	$(1,089,594)	$1,406,640
Net loss for the period	—	—	—	(150,050)	(150,050)
Other comprehensive loss for the period	—	—	(2,187)	—	(2,187)
Share repurchases	(4,294)	—	—	—	(4,294)
Share-based compensation reclassification	—	(2,349)	—	—	(2,349)
Share-based compensation expense	—	6,187	—	—	6,187
Balance at September 30, 2021	$2,281,444	$76,753	$135,394	$(1,239,644)	$1,253,947

THIRD QUARTER RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, October 27, 2022. To participate in the live call please register at the URL link below:

https://register.vevent.com/register/BI5a6a8b62910a4946a1aa06b35a57db87

This link replaces the dial-in details that were included in past releases. Once registered, you will receive a dial-in number and a unique PIN, which will allow you to ask questions.

An archived version of the webcast will be available through the webcast on-demand for 12 months.

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha™” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

For further information, please contact:

Lavonne Zdunich, CPA, CA
Director, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com